GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

3 October 2008

[redacted]

08005195

RECEIVED
2008 OCT -6 A 11:2
FICE OF INTERNATIO
CORPORATE FINANC

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Status Report on Genting Berhad's ("GB") ADR Programme as of 30 September 2008 for filing pursuant to exemption no. 82-4962 granted to GB under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

PROCESSED
OCT 0 7 2008
THOMSON REUTERS

Encls...
\\GB\SYS\USERS\SEC\ANNA\Letter\ADR.doc

10/6

GENTING BERHAD ("GB")

LEVEL I AMERICAN DEPOSITORY RECEIPT PROGRAMME
STATUS REPORT AS OF 30 SEPTEMBER 2008

	Number	*Name*	*Percentage of securities against issued and paid-up capital of GB*
Custodian	1	Malayan Banking Berhad, Kuala Lumpur (Local Custodian)	
Securities	3,124,100	-	0.084%

F:\ANNA\GENERAL\Announcement\ADR.doc

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